Subsidiaries of MedPlus, Inc.

[A list of all subsidiaries, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business.]

1. DiaLogos Incorporated - a Delaware corporation partially owned by MedPlus, Inc.

2. FutureCORE, Inc. - an Ohio corporation wholly owned by MedPlus, Inc.

3. Universal Document Management Systems, Inc. - an Ohio corporation wholly owned by MedPlus, Inc.